UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the quarter ended March 31, 2015
Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare
L-1610 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PACIFIC DRILLING S.A.
Report on Form 6-K for the quarter ended March 31, 2015

As used in this quarterly report on Form 6-K (this “Quarterly Report”), unless the context otherwise requires, references to “Pacific Drilling,” the “Company,” “we,” “us,” “our” and words of similar import refer to Pacific Drilling S.A. and its subsidiaries. Unless otherwise indicated, all references to “U.S. $” and “$” in this report are to, and amounts are represented in, United States dollars.
The information and the unaudited condensed consolidated financial statements in this Quarterly Report should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2014 (our “2014 Annual Report”) filed with the Securities and Exchange Commission (“SEC”) on February 26, 2015. We prepare our unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

PART I — FINANCIAL INFORMATION
Item 1 — Financial Statements (Unaudited)
Unaudited Condensed Consolidated Financial Statements
PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Income
(in thousands, except per share information) (unaudited)

	Three Months Ended March 31,
	2015	2014
Revenues
Contract drilling	$283,392	$225,591
Costs and expenses
Contract drilling	(117,669)	(110,966)
General and administrative expenses	(16,366)	(12,533)
Depreciation expense	(57,072)	(46,154)
	(191,107)	(169,653)
Operating income	92,285	55,938
Other expense
Interest expense	(36,709)	(26,031)
Other expense	(2,051)	(1,169)
Income before income taxes	53,525	28,738
Income tax expense	(1,795)	(6,508)
Net income	$51,730	$22,230
Earnings per common share, basic (Note 8)	$0.24	$0.10
Weighted-average number of common shares, basic (Note 8)	213,627	217,121
Earnings per common share, diluted (Note 8)	$0.24	$0.10
Weighted-average number of common shares, diluted (Note 8)	213,686	217,464
See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Comprehensive Income
(in thousands) (unaudited)

	Three Months Ended March 31,
	2015	2014
Net income	$51,730	$22,230
Other comprehensive income (loss):
Unrecognized loss on derivative instruments	(10,710)	(7,741)
Reclassification adjustment for loss on derivative instruments realized in net income (Note 5)	2,601	1,163
Total other comprehensive loss	(8,109)	(6,578)
Total comprehensive income	$43,621	$15,652
See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(in thousands, except par value) (unaudited)

	March 31, 2015	December 31, 2014
Assets:
Cash and cash equivalents	$132,868	$167,794
Accounts receivable	165,653	231,027
Materials and supplies	99,745	95,660
Deferred financing costs, current	14,561	14,665
Deferred costs, current	19,523	25,199
Prepaid expenses and other current assets	27,587	17,056
Total current assets	459,937	551,401
Property and equipment, net	5,433,878	5,431,823
Deferred financing costs	42,717	45,978
Other assets	32,965	48,099
Total assets	$5,969,497	$6,077,301
Liabilities and shareholders’ equity:
Accounts payable	$39,291	$40,577
Accrued expenses	31,438	45,963
Long-term debt, current	82,500	369,000
Accrued interest	37,219	24,534
Derivative liabilities, current	10,067	8,648
Deferred revenue, current	74,238	84,104
Total current liabilities	274,753	572,826
Long-term debt, net of current maturities	2,959,678	2,781,242
Deferred revenue	96,480	108,812
Other long-term liabilities	28,921	35,549
Total long-term liabilities	3,085,079	2,925,603
Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 232,770 shares issued and 211,556 and 215,784 shares outstanding as of March 31, 2015 and December 31, 2014, respectively	2,175	2,175
Additional paid-in capital	2,372,497	2,369,432
Treasury shares, at cost	(24,133)	(8,240)
Accumulated other comprehensive loss	(28,314)	(20,205)
Retained earnings	287,440	235,710
Total shareholders’ equity	2,609,665	2,578,872
Total liabilities and shareholders’ equity	$5,969,497	$6,077,301
See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Shareholders’ Equity
(in thousands) (unaudited)

	Common Shares		Additional Paid-In Capital	Treasury Shares		Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
	Shares	Amount		Shares	Amount
Balance at December 31, 2014	215,784	$2,175	$2,369,432	16,986	$(8,240)	$(20,205)	$235,710	$2,578,872
Shares issued under share-based compensation plan	61	—	(42)	(61)	—	—	—	(42)
Shares repurchased	(4,289)	—	—	4,289	(15,893)	—	—	(15,893)
Share-based compensation	—	—	3,107	—	—	—	—	3,107
Other comprehensive loss	—	—	—	—	—	(8,109)	—	(8,109)
Net income	—	—	—	—	—	—	51,730	51,730
Balance at March 31, 2015	211,556	$2,175	$2,372,497	21,214	$(24,133)	$(28,314)	$287,440	$2,609,665
See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands) (unaudited)

	Three Months Ended March 31,
	2015	2014
Cash flow from operating activities:
Net income	$51,730	$22,230
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	57,072	46,154
Amortization of deferred revenue	(22,689)	(28,008)
Amortization of deferred costs	8,483	13,210
Amortization of deferred financing costs	2,725	2,578
Amortization of debt discount	227	173
Deferred income taxes	(5,507)	(12)
Share-based compensation expense	3,107	1,966
Changes in operating assets and liabilities:
Accounts receivable	65,374	29,685
Materials and supplies	(4,085)	(8,336)
Prepaid expenses and other assets	2,412	(14,600)
Accounts payable and accrued expenses	(11,404)	(4,682)
Deferred revenue	491	62,474
Net cash provided by operating activities	147,936	122,832
Cash flow from investing activities:
Capital expenditures	(57,503)	(88,826)
Net cash used in investing activities	(57,503)	(88,826)
Cash flow from financing activities:
Net proceeds (payments) from shares issued under share-based compensation plan	(42)	750
Proceeds from long-term debt	180,000	—
Payments on long-term debt	(288,375)	(1,875)
Payments for financing costs	(500)	(500)
Purchases of treasury shares	(16,442)	—
Net cash used in financing activities	(125,359)	(1,625)
Increase (decrease) in cash and cash equivalents	(34,926)	32,381
Cash and cash equivalents, beginning of period	167,794	204,123
Cash and cash equivalents, end of period	$132,868	$236,504
See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 1 — Nature of Business
Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling contractor committed to becoming the preferred provider of offshore drilling services to the oil and natural gas industry through the use of high-specification floating rigs. Our primary business is to contract our high-specification rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients. As of March 31, 2015, we had a fleet of eight drillships, including one under construction at Samsung Heavy Industries (“SHI”).
Note 2 — Significant Accounting Policies
Basis of Presentation — Our accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X of the Securities and Exchange Commission. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by GAAP for complete financial statements. The unaudited condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of financial position, results of operations and cash flows for the presented interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Operating results for the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015 or for any future period. The accompanying unaudited condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes of the Company for the year ended December 31, 2014.
Principles of Consolidation — The unaudited condensed consolidated financial statements include the accounts of Pacific Drilling S.A. and consolidated subsidiaries that we control by ownership of a majority voting interest and entities that meet the criteria for variable interest entities for which we are deemed to be the primary beneficiary for accounting purposes. We eliminate all intercompany transactions and balances in consolidation.
We currently are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), with Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. In December 2014, we increased PIDWAL’s interest in two of our rig holding subsidiaries, Pacific Bora Ltd. and Pacific Scirocco Ltd., to 50% and Derotech’s interest in PIDWAL to 51%.  A holding company, Pacific Drillship Nigeria Limited (“PDNL”), was formed under PIDWAL and one of our wholly-owned subsidiaries to hold PIDWAL’s interest in rig holding subsidiaries. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise, PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. We also determined that as of December 31, 2014, PIDWAL and PDNL were variable interest entities for which we were the primary beneficiary. Accordingly, we consolidated all interests of PIDWAL and PDNL and no portion of their operating results is allocated to the noncontrolling interest.
In addition to the joint venture agreement, we are a party to marketing and logistic services agreements with Derotech and an affiliated company of Derotech. During the three months ended March 31, 2015 and 2014, we incurred fees of $3.1 million and $3.0 million, respectively, under the marketing and logistic services agreements.
Recently Issued Accounting Standards
Revenue Recognition — On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance under GAAP when it becomes effective. On April 1, 2015, FASB proposed a one-year deferral of the effective date for its new revenue standard for entities reporting under GAAP. We plan to adopt the new standard on January 1, 2017. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect that ASU 2014-09 will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method, nor have we determined the effect of the standard on our ongoing financial reporting.

Debt Issuance Costs — On April 7, 2015, FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30) - Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. Early adoption is permitted. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. We plan to adopt the standard on a retrospective basis effective January 1, 2016 and expect that it will result in the netting of our deferred financing costs against long-term debt balances on the consolidated balance sheets for the periods presented, and related disclosure. There will be no impact to the manner in which deferred financing costs are amortized in our consolidated financial statements.
Note 3 — Property and Equipment
Property and equipment consists of the following:

	March 31, 2015	December 31, 2014
	(in thousands)
Drillships and related equipment	$4,894,535	$4,892,746
Assets under construction	1,071,260	1,014,480
Other property and equipment	10,712	10,353
Property and equipment, cost	5,976,507	5,917,579
Accumulated depreciation	(542,629)	(485,756)
Property and equipment, net	$5,433,878	$5,431,823
On January 25, 2013, we entered into a contract with SHI for the construction of the Pacific Zonda. The SHI contract for the Pacific Zonda provides for a purchase price of approximately $517.5 million for the acquisition of the vessel, of which we have made payments of approximately $181.1 million through March 31, 2015. We anticipate making a payment of approximately $336.4 million in the remainder of 2015.
During the three months ended March 31, 2015 and 2014, we capitalized interest costs of $13.0 million and $19.3 million, respectively, on assets under construction.
Note 4 — Debt
Debt consisted of the following:

	March 31, 2015	December 31, 2014
	(in thousands)
Due within one year:
2015 Senior Unsecured Bonds	$—	$286,500
2018 Senior Secured Term Loan B	7,500	7,500
Senior Secured Credit Facility	75,000	75,000
Total current debt	82,500	369,000
Long-term debt:
2017 Senior Secured Bonds	$498,494	$498,369
2018 Senior Secured Term Loan B	727,017	728,706
Senior Secured Credit Facility	804,167	804,167
2020 Senior Secured Notes	750,000	750,000
Secured Revolving Credit Facility - 2014	180,000	—
Total long-term debt	2,959,678	2,781,242
Total debt	$3,042,178	$3,150,242

2015 Senior Unsecured Bonds
On February 23, 2015, we repaid the $286.5 million outstanding principal of and accrued interest on the 8.25% senior unsecured U.S. dollar denominated bonds due 2015 (the “2015 Senior Unsecured Bonds”).

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

2017 Senior Secured Notes
In November 2012, Pacific Drilling V Limited (“PDV”), an indirect, wholly-owned subsidiary of the Company, and the Company, as guarantor, completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured notes due 2017 (the “2017 Senior Secured Notes”). The 2017 Senior Secured Notes were sold at 99.483% of par. The 2017 Senior Secured Notes bear interest at 7.25% per annum, payable semiannually on June 1 and December 1, and mature on December 1, 2017.
The 2017 Senior Secured Notes are secured by a first-priority security interest (subject to certain exceptions) in the Pacific Khamsin, and substantially all of the other assets of PDV, including an assignment of earnings and insurance proceeds related to the Pacific Khamsin.
As of March 31, 2015, we were in compliance with all 2017 Senior Secured Notes covenants.
Senior Secured Credit Facility Agreement
On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited (collectively, the “SSCF Borrowers”) and the Company, as guarantor, entered into a senior secured credit facility agreement, as amended and restated (the “SSCF”), to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem (the “SSCF Vessels”). The SSCF consists of two principal tranches: (i) a Commercial Tranche of $500.0 million provided by a syndicate of commercial banks and (ii) a Garanti - Instituttet for Eksportkreditt (“GIEK”) Tranche of $500.0 million guaranteed by GIEK, comprised of two sub-tranches: (x) an Eksportkreditt Norge AS (“EKN”) sub-tranche of $250.0 million and (y) a bank sub-tranche of $250.0 million. The SSCF is primarily secured on a first priority basis by liens on the SSCF Vessels, and by an assignment of earnings and insurance proceeds relating thereto.
Borrowings under the Commercial Tranche bear interest at LIBOR plus a margin of 3.5%. Borrowings under the EKN sub-tranche bear interest, at the Company’s option, at (i) LIBOR plus a margin of 1.25% (which margin may be reset on May 31, 2019) or (ii) at a Commercial Interest Reference Rate of 2.37%. Borrowings under the bank sub-tranche bear interest at LIBOR plus a margin of 1.25%. Borrowings under both sub-tranches will also be subject to a guarantee fee of 2% per annum. Undrawn commitments under the SSCF bear a fee equal to (i) in the case of the Commercial Tranche, 40% of the margin for such tranche and (ii) in the case of the GIEK Tranche, 40% of the applicable margin for such tranche. In addition, the GIEK Tranche bears a commitment fee equal to 40% of the guarantee fee. Interest is payable quarterly.
The Commercial Tranche will mature on May 31, 2019. Loans made with respect to each vessel under the GIEK Tranche mature twelve years following the delivery of the applicable vessel. The GIEK Tranche contains a put option exercisable if the Commercial Tranche is not refinanced or renewed on or before February 28, 2019. If the GIEK Tranche put option is exercised, each SSCF Borrower must prepay, in full, the portion of all outstanding loans that relate to the GIEK Tranche, on or before May 31, 2019, without any premium, penalty or fees of any kind. Amortization payments under the SSCF are calculated on a 12 year repayment schedule and must be made every six months following the delivery of the relevant vessel.
As of March 31, 2015, we were in compliance with all SSCF covenants.
June 2013 Financing Transactions
On June 3, 2013, we completed three related but distinct financing transactions totaling $2.0 billion. The transactions included (i) a $750.0 million private placement of 5.375% senior secured notes due 2020 (the “2020 Senior Secured Notes”), (ii) a $750.0 million senior secured institutional term loan with a 2018 maturity (the “Senior Secured Term Loan B”) and (iii) a $500.0 million senior secured revolving credit facility maturing in 2018, as amended (the “2013 Revolving Credit Facility”).
2020 Senior Secured Notes
The 2020 Senior Secured Notes were sold at par. The 2020 Senior Secured Notes bear interest at 5.375% per annum, payable semiannually on June 1 and December 1, and mature on June 1, 2020.
The 2020 Senior Secured Notes are guaranteed by each subsidiary of the Company that owns the Pacific Bora, the Pacific Mistral, the Pacific Scirocco or the Pacific Santa Ana (the “Shared Collateral Vessels”), each subsidiary that owns equity in a Shared Collateral Vessel-owning subsidiary, certain other subsidiaries that are parties to charters in respect of the Shared Collateral Vessels and will be guaranteed by certain other future subsidiaries. The indenture for the 2020 Senior Secured

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Notes allows for the issuance of up to $100.0 million of additional notes provided no default is continuing and the Company is otherwise in compliance with all applicable covenants.
The 2020 Senior Secured Notes are secured, on an equal and ratable, first priority basis, with the obligations under the Senior Secured Term Loan B, the 2013 Revolving Credit Facility and certain future obligations (together with the 2020 Senior Secured Notes, the “Pari Passu Obligations”), subject to payment priorities in favor of lenders under the 2013 Revolving Credit Facility pursuant to the terms of an intercreditor agreement (the “Intercreditor Agreement”), by liens on the Shared Collateral Vessels, a pledge of the equity of the entities that own the Shared Collateral Vessels, assignments of earnings and insurance proceeds with respect to the Shared Collateral Vessels, and certain other assets of the subsidiary guarantors (collectively, the “Shared Collateral”).
As of March 31, 2015, we were in compliance with all 2020 Senior Secured Notes covenants.
2018 Senior Secured Institutional Term Loan – Term Loan B
The Senior Secured Term Loan B was issued at 99.5% of its face value and bears interest, at the Company’s election, at either (1) LIBOR, which will not be less than a floor of 1% plus a margin of 3.5% per annum, or (2) a rate of interest per annum equal to the highest of (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% and (iii) 1% per annum above the one-month LIBOR, in each case plus a margin of 2.5% per annum. Interest is payable quarterly. The Senior Secured Term Loan B requires quarterly amortization payments of $1.9 million and matures on June 3, 2018.
The Senior Secured Term Loan B has an accordion feature that would permit additional loans to be extended so long as the Company’s total outstanding obligations in connection with the Senior Secured Term Loan B and the 2020 Senior Secured Notes do not exceed $1.7 billion.
The Senior Secured Term Loan B is secured by the Shared Collateral and subject to the terms and provisions of the Intercreditor Agreement.
As of March 31, 2015, we were in compliance with all Senior Secured Term Loan B covenants.
2013 Revolving Credit Facility
Borrowings under the 2013 Revolving Credit Facility bear interest, at the Company’s option, at either (1) LIBOR plus a margin ranging from 2.5% to 3.25% based on the Company’s leverage ratio, or (2) a rate of interest per annum equal to the highest of (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% and (iii) 1% per annum above the one-month LIBOR, in each case plus a margin ranging from 1.5% to 2.25% based on the Company’s leverage ratio. Undrawn commitments accrue a fee ranging from 0.7% to 1% per annum based on the Company’s leverage ratio. Interest is payable quarterly.
The 2013 Revolving Credit Facility, as amended, permits loans to be extended up to a maximum sublimit of $300.0 million and permits letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $500.0 million overall facility limit. Outstanding but undrawn letters of credit accrue a fee at a rate equal to the margin on LIBOR loans minus 1%. The 2013 Revolving Credit Facility has a maturity date of June 3, 2018.
The 2013 Revolving Credit Facility is secured by the Shared Collateral and subject to the provisions of the Intercreditor Agreement.
As of March 31, 2015, no amounts were outstanding or issued as letters of credit under the 2013 Revolving Credit Facility.
As of March 31, 2015, we were in compliance with all 2013 Revolving Credit Facility covenants.
2014 Revolving Credit Facility
On October 29, 2014, we entered into a new revolving credit facility with an aggregate principal amount of up to $500.0 million (the “2014 Revolving Credit Facility”), for pre-delivery, delivery and post-delivery financing of the Pacific Zonda and other general corporate purposes.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Borrowings under the 2014 Revolving Credit Facility bear interest, at the Company’s option, at either (1) LIBOR plus a margin ranging from 1.75% to 2.5% based on the Company’s leverage ratio, or (2) a rate of interest per annum equal to the highest of (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% and (iii) 1% per annum above the 1-month LIBOR, in each case plus a margin ranging from 0.75% to 1.5% based on the Company’s leverage ratio. Undrawn commitments accrue a fee ranging from 0.5% to 0.8% per annum based on the Company’s leverage ratio. Interest is payable quarterly.
The 2014 Revolving Credit Facility provides for loans up to a maximum of $500.0 million; however, loans in excess of $350.0 million are subject to the delivery of the Pacific Zonda and the Company's entry into a satisfactory drilling contract with respect to the Pacific Zonda. A satisfactory drilling contract must provide for an initial duration of at least one year and a minimum dayrate of $425,000 or must be otherwise acceptable to the lenders. The 2014 Revolving Credit Facility has a maturity date of five years after the delivery date of the Pacific Zonda. Mandatory commitment reductions under the 2014 Revolving Credit Facility are calculated on a 12 year profile and begin six months after the delivery date of the Pacific Zonda.
Prior to delivery of the Pacific Zonda, the 2014 Revolving Credit Facility is primarily secured on a first priority basis by liens on the construction contract and refund guarantee for the Pacific Zonda and a pledge of the equity of one of the subsidiary guarantors. Upon delivery of the Pacific Zonda, the 2014 Revolving Credit Facility will be primarily secured on a first priority basis by liens on the Pacific Zonda and by assignments of earnings and insurances related thereto.
As of March 31, 2015, we were in compliance with all 2014 Revolving Credit Facility covenants.
Note 5 — Derivatives
We are currently exposed to market risk from changes in interest rates and foreign exchange rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.
On May 30, 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR rates with an effective date of June 3, 2013. The interest rate swap has a notional value of $712.5 million, does not amortize and matures on December 3, 2017. On a quarterly basis, we pay a fixed rate of 1.56% and receive the maximum of 1% or three-month LIBOR.
On June 10, 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR rates with an effective date of July 1, 2014. The interest rate swap has a notional value of $400.0 million, does not amortize and matures on July 1, 2018. On a quarterly basis, we pay a fixed rate of 1.66% and receive three-month LIBOR.
On December 17, 2014, we entered into a series of foreign currency forward contracts as a cash flow hedge against future exchange rate fluctuations between the Euro and US Dollar. We are using the forward contracts to hedge Euro payments for forecasted capital expenditures. The forward contracts have an aggregate notional value of €18.5 million with settlement dates of December 15, 2015, January 15, 2016 and December 15, 2016. Upon each settlement, we pay US Dollars and receive Euros at forward rates ranging from $1.25 to $1.27.
The table below provides data about the fair values of derivatives that are designated as hedge instruments as of March 31, 2015 and December 31, 2014:

Derivatives Designated as Hedging Instruments	Balance Sheet Location	March 31, 2015	December 31, 2014
		(in thousands)
Long-term—Interest rate swaps	Other assets	$711	$5,601
Short-term—Interest rate swaps	Derivative liabilities, current	(8,216)	(8,381)
Long-term—Interest rate swaps	Other long-term liabilities	(1,244)	—
Short-term—Foreign currency forward contracts	Derivative liabilities, current	(1,851)	(267)
Long-term—Foreign currency forward contracts	Other long-term liabilities	(1,052)	(296)
Total		$(11,652)	$(3,343)

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

The Company has elected not to offset the fair value of derivatives subject to master netting agreements, but to report them gross on its condensed consolidated balance sheets.

The following table summarizes the cash flow hedge gains and losses for the three months ended March 31, 2015 and 2014:

Derivatives in Cash Flow Hedging Relationships	Loss Recognized in Other Comprehensive Income ("OCI") for the Three Months Ended March 31,		Loss Reclassified from Accumulated OCI into Income for the Three Months Ended March 31,		Gain (Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing) for the Three Months Ended March 31,
	2015	2014	2015	2014	2015	2014
	(in thousands)
Interest rate swaps	$(5,206)	$(6,578)	$2,601	$1,163	$—	$—
Foreign currency forward contracts	$(2,903)	$—	$—	$—	$—	$—
As of March 31, 2015, the estimated amount of net losses associated with derivative instruments that would be reclassified from accumulated other comprehensive loss to earnings during the next twelve months is $9.0 million. During the three months ended March 31, 2015 and 2014, we reclassified losses from accumulated other comprehensive loss of $2.4 million and $1.0 million to interest expense and $0.2 million and $0.2 million to depreciation, respectively.
Note 6 — Fair Value Measurements
We estimated fair value by using appropriate valuation methodologies and information available to management as of March 31, 2015 and December 31, 2014. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.
The estimated fair value of accounts receivable, accounts payable and accrued expenses approximates their carrying value due to their short-term nature. The estimated fair value of our SSCF debt and 2014 Revolving Credit Facility approximates carrying value because the variable rates approximate current market rates. The following table presents the carrying value and estimated fair value of our other long-term debt instruments:

	March 31, 2015		December 31, 2014
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(in thousands)
2015 Senior Unsecured Bonds	$—	$—	$286,500	$284,351
2017 Senior Secured Bonds	498,494	450,000	498,369	447,500
2018 Senior Secured Term Loan B	734,517	615,291	736,206	614,551
2020 Senior Secured Notes	750,000	600,000	750,000	600,000
We estimate the fair values of our variable-rate and fixed-rate debt using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

The following table presents the carrying value and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	March 31, 2015
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Interest rate swaps	$711	—	$711	—
Liabilities:
Interest rate swaps	$(9,460)	—	$(9,460)	—
Foreign currency forward contracts	$(2,903)	—	$(2,903)	—

	December 31, 2014
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Interest rate swaps	$5,601	—	$5,601	—
Liabilities:
Interest rate swaps	$(8,381)	—	$(8,381)	—
Foreign currency forward contracts	$(563)	—	$(563)	—
We use an income approach to value assets and liabilities for outstanding interest rate swaps and foreign currency forward contracts. These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates and forward rates. The determination of the fair values above incorporated various factors, including the impact of the counterparty’s non-performance risk with respect to the Company’s financial assets and the Company’s non-performance risk with respect to the Company’s financial liabilities.
Refer to Note 5 for further discussion of the Company’s use of derivative instruments and their fair values.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note 7 — Commitments and Contingencies
Commitments — As of March 31, 2015, Pacific Drilling had no material commitments other than the high-specification drillship construction purchase commitment discussed in Note 3.
Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of collecting accounts receivable as well as amounts paid for operating costs. We believe that our cash on hand and cash flows generated from operating activities and existing credit facilities will provide sufficient liquidity over the next twelve months to fund our working capital needs, scheduled payments on our long-term debt and capital expenditures.
Custom Bonds—As of March 31, 2015, we were contingently liable under certain performance, bid and custom bonds totaling approximately $224.2 million issued as security in the normal course of our business.
Contingencies — It is to be expected that we and our subsidiaries will be routinely involved in litigation and disputes arising in the ordinary course of our business. On April 16, 2013, Transocean filed a complaint against us in the United States District Court for the Southern District of Texas alleging infringement of their dual activity patents. Transocean subsequently filed an Amended Complaint against us on May 13, 2013. In its Amended Complaint, Transocean seeks relief in the form of a permanent injunction, compensatory damages, enhanced damages, court costs and fees. On May 31, 2013, we filed our Answer to the Amended Complaint and our Counterclaims seeking Declaratory Judgments that we do not infringe the asserted Transocean patents and that such patents are invalid and unenforceable. On April 15, 2014, the Court held a claim construction hearing, and the parties are awaiting the Court’s claim construction order. We do not believe that the ultimate liability, if any, resulting from any such pending litigation will have a material adverse effect on our financial position, results of operations or cash flows.
Note 8 — Earnings per Share
The following reflects the income and the share data used in the basic and diluted earnings per share computations:

	Three Months Ended March 31,
	2015	2014
	(in thousands, except per share information)
Numerator:
Net income, basic and diluted	$51,730	$22,230
Denominator:
Weighted-average number of common shares outstanding, basic	213,627	217,121
Effect of share-based compensation awards	59	343
Weighted-average number of common shares outstanding, diluted	213,686	217,464
Earnings per share:
Basic	$0.24	$0.10
Diluted	$0.24	$0.10

The following table presents the share effects of share-based compensation awards excluded from our computations of diluted earnings per share as their effect would have been anti-dilutive for the periods presented:

	Three Months Ended March 31,
	2015	2014
	(in thousands)
Share-based compensation awards	11,200	6,489

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note 9 — Income Taxes
We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. As of March 31, 2015 and December 31, 2014, we had $16.5 million and $23.2 million, respectively, of unrecognized tax benefits (excluding interest and penalties) which were included in other long-term liabilities on our consolidated balance sheet. The entire balance of unrecognized tax benefits as of March 31, 2015 would favorably impact our effective tax rate if recognized. Included on our balance sheet as of March 31, 2015 and December 31, 2014 were $1.4 million and $1.2 million, respectively, of interest and penalties related to unrecognized tax benefits. Our statement of income for the three months ended March 31, 2015 and 2014 included $0.1 million and $0.0 million of interest and penalties, respectively, as a component of income tax expense.
Note 10 — Supplemental Cash Flow Information
Within our condensed consolidated statements of cash flows, capital expenditures represent expenditures for which cash payments were made during the period. These amounts exclude accrued capital expenditures, which are capital expenditures that were accrued but unpaid. During the three months ended March 31, 2015 and 2014, changes in accrued capital expenditures were $0.2 million and $26.6 million, respectively.
During the three months ended March 31, 2015 and 2014, non-cash amortization of deferred financing costs and accretion of debt discount totaling $1.2 million and $1.2 million were capitalized to property and equipment, respectively. Accordingly, these amounts are excluded from capital expenditures in our condensed consolidated statements of cash flows for the three months ended March 31, 2015 and 2014.
Note 11 — Subsequent Events
As of May 1, 2015, we have drawn another $85.0 million under the SSCF, while the remaining $15.0 million in undrawn SSCF availability will expire on May 8, 2015. We also repaid $80.0 million under our 2014 Revolving Credit Facility.

Item 2 — Operating and Financial Review and Prospects
Overview
We are an international offshore drilling contractor committed to becoming the preferred provider of offshore drilling services to the oil and natural gas industry through the use of high-specification floating rigs. Our primary business is to contract our high-specification rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients. Led by a team of seasoned professionals with significant experience in the oil services and high-specification drilling sectors, we specialize in the technically demanding segments of the offshore drilling business.
We are focused on the high-specification segment of the floating rig market. The term “high-specification,” as used in the floating rig drilling industry to denote a particular segment of the market, can vary and continues to evolve with technological improvements. We generally consider high-specification requirements to include rigs in water depths of more than 7,500 feet or projects requiring advanced operating capabilities, such as high hook-loads (>1,000 tons), large accommodations (200+ beds), increased mud storage and pumping capacity, and high deck-load and space capabilities. While not currently a core focus for our business, our drillships are also capable of operating in harsh environment areas, where there are typically rougher sea conditions.
Our Fleet

Rig Name	Delivered/Expected Delivery	Water Depth (in feet)	Drilling Depth (in feet)	Customer
Pacific Bora	2010	10,000	37,500	Chevron
Pacific Scirocco	2011	12,000	40,000	Total
Pacific Mistral	2011	12,000	37,500	Available
Pacific Santa Ana	2011	12,000	40,000	Chevron
Pacific Khamsin	2013	12,000	40,000	Chevron
Pacific Sharav	2014	12,000	40,000	Chevron
Pacific Meltem	2014	12,000	40,000	Available
Pacific Zonda	Third Quarter 2015	12,000	40,000	Available
Drilling Contracts for our Fleet
The current status of our contracted drillships is as follows:

•	The Pacific Bora entered service in Nigeria on August 26, 2011 under a three-year contract with a subsidiary of Chevron Corporation (“Chevron”). The contract has been extended to August 2016.

•
The Pacific Scirocco entered service in Nigeria on December 31, 2011 under a one-year contract with a subsidiary of Total S.A. (“Total”). Through the exercise of several options, Total has extended the contract term to January 2017.

•	The Pacific Santa Ana entered service in the U.S. Gulf of Mexico on May 4, 2012 under a five-year contract with a subsidiary of Chevron.

•	The Pacific Khamsin entered service in Nigeria on December 17, 2013 under a two-year contract with a subsidiary of Chevron.

•	The Pacific Sharav entered service in the U.S. Gulf of Mexico on August 27, 2014 under a five-year contract with a subsidiary of Chevron.
Available and Newbuild Drillships
On February 5, 2015, the Pacific Mistral completed its three-year contract in Brazil with Petróleo Brasileiro S.A. It is currently undergoing early 5-yearly survey maintenance in Curacao and is actively seeking a contract.
The Pacific Meltem was delivered on November 25, 2014 and has mobilized to the Gulf of Mexico. It is currently available and actively seeking a contract.
The Pacific Zonda is currently under construction at SHI and is expected to be delivered in the third quarter of 2015.

Significant Developments
See Note 11 to the unaudited condensed consolidated financial statements.
General Industry Trends and Outlook
Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of drilling rigs, which are influenced by various factors. However, since factors that impact offshore exploration and development spending are beyond our control, and rig demand dynamics can shift quickly, it is difficult for us to predict future industry conditions, demand trends or operating results.
Drilling Rig Supply
Across the industry, there were no orders placed during the first quarter of 2015 to build additional high-specification semi-submersibles or drillships. We estimate there are approximately 50 high-specification rigs delivered or scheduled for delivery from April 1, 2015 until the end of 2017, 23 of which have not yet been announced as contracted to clients. Due to the long lead times involved in rig construction, the potential for additional orders to emerge, for existing orders to be cancelled and for shipyard delays to occur, especially among yards forecasted to make their first deliveries during this time frame, the supply of high-specification units through the end of 2017 can be estimated as a range between 105 and 125. Beyond this time frame, the supply is uncertain and any projections have diminished predictive value.
Drilling Rig Demand
Demand for our drillships is a function of the worldwide levels of offshore exploration and development spending by oil and gas companies, which is influenced by a number of factors. The type of projects that modern drillships undertake are generally located in deeper water, more remote locations and are more capital intensive and longer lasting than those of older or less capable drilling rigs. Long-term expectations about future oil and natural gas prices have historically been the key driver for deepwater and high-specification exploration and development spending. Although dayrates and utilization for modern drillships are typically less sensitive to short-term oil price movements than those of older or less capable drilling rigs, the recent significant decline in oil price has impacted the number of projects available for modern drillships.
Our clients’ drilling programs are also affected by the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, emphasis on deepwater and high-specification exploration and production versus other areas and advances in drilling technology. During the first quarter of 2015, there were no material adverse changes to regulations or other restrictions affecting our ability to operate in countries where we currently, or in the future may, operate.
The first quarter of 2015 saw oil and global non-U.S. natural gas prices exhibit great volatility, declining significantly but rebounding off of their lows. However, prices reached a level that, if sustained, may render some deepwater projects uneconomic. While questions remain regarding long-term oil and natural gas prices and supply-demand balance, GDP growth continued to be positive but slowed in key emerging markets and North America.
Overall, the first quarter of 2015 saw an extremely slow pace for high-specification tendering activity compared to recent years resulting from the various factors impacting drilling rig demand, most notably the decline in oil prices.
Supply and Demand Balance
Throughout 2014 there was generally a tight supply-demand balance for modern drillships, with near 100% utilization. However, capital expenditure budgets have declined for many exploration and production companies, and we currently see utilization below 100%, which we expect to continue through 2015.
We estimate that from April 1, 2015 until the end of 2015, approximately 10-12 high-specification rigs will be available to commence operations but none of these rigs currently have confirmed client contracts. Additionally, multiple older, lower-specification ultra-deepwater and mid-water drillships and semisubmersibles have recently completed contracts without follow-on contracts. The recent developments have exerted considerable pressure on the market and may result in a mismatch of the timing of supply and demand resulting in lower dayrates than have been available over the past few years, or even periods without contracts. While recent scrapping and cold stacking of older assets has lowered the total rig supply, the industry will need to remove additional rigs from supply to rebalance the global fleet given the continued delivery of previously ordered newbuilds.
For more information on this and other risks to our business and our industry, please read “Risk Factors” in our 2014 Annual Report.

Contract Backlog
Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of May 1, 2015, our contract backlog was approximately $2.1 billion and was attributable to revenues we expect to generate on the Pacific Bora, the Pacific Scirocco, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav under drilling contracts with Chevron and Total. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contract.
The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors, including shipyard and maintenance projects, downtime and other factors. Our contracts customarily provide for termination at the election of the client with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig, our bankruptcy, sustained unacceptable performance by us or delivery of a rig beyond certain grace and/or liquidated damages periods, an early termination payment is not required to be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.
The firm commitments that comprise our $2.1 billion contract backlog as of May 1, 2015, are as follows:

Rig	Contracted Location	Client	Contract Backlog(a)	Contractual Dayrate(b)	Average Contract Backlog Revenue Per Day(a)	Actual Contract Commencement	Expected Contract Duration
Pacific Bora	Nigeria	Chevron	$290,487,000	$585,860	$602,000	August 26, 2011	5 years
Pacific Scirocco	Nigeria	Total	$307,852,000	$498,900	$499,000	December 31, 2011	5 years and 8 days
Pacific Santa Ana	U.S. Gulf of Mexico	Chevron	$402,537,000	$489,530	$552,000	March 21, 2012	5 years and 38 days
Pacific Khamsin	Nigeria	Chevron	$171,659,000	$660,000	$750,000	December 17, 2013	2 years
Pacific Sharav	U.S. Gulf of Mexico	Chevron	$964,923,000	$558,420	$611,000	August 27, 2014	5 years
__________________________

(a)	Rounded to the nearest $1,000. Based on signed drilling contracts and signed commitments as further described above.

(b)	Based on current contractual dayrate amounts, subject to any applicable escalation provisions.

Results of Operations
Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014
The following table provides a comparison of our condensed consolidated results of operations for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31,
	2015	2014	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$283,392	$225,591	$57,801	26%
Costs and expenses
Contract drilling	(117,669)	(110,966)	(6,703)	6%
General and administrative expenses	(16,366)	(12,533)	(3,833)	31%
Depreciation expense	(57,072)	(46,154)	(10,918)	24%
	(191,107)	(169,653)	(21,454)	13%
Operating income	92,285	55,938	36,347	65%
Other expense
Interest expense	(36,709)	(26,031)	(10,678)	41%
Other expense	(2,051)	(1,169)	(882)	75%
Income before income taxes	53,525	28,738	24,787	86%
Income tax expense	(1,795)	(6,508)	4,713	72%
Net income	$51,730	$22,230	$29,500	133%
Revenues. The increase in revenues during the three months ended March 31, 2015 resulted primarily from a full quarter of operations from the Pacific Sharav, which commenced earning revenues on August 27, 2014, partially offset by a decrease in revenues from the Pacific Mistral, which completed its three year contract on February 5, 2015.
During the three months ended March 31, 2015, our operating fleet of drillships achieved an average revenue efficiency of 95.2% compared to 82.7% during the three months ended March 31, 2014. Revenue efficiency is defined as the actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of total contractual dayrate revenue that could have been earned during such period.
Contract drilling revenue for the three months ended March 31, 2015 and 2014 also included amortization of deferred revenue of $22.7 million and $28.0 million and reimbursable revenues of $5.9 million and $6.9 million, respectively. The decrease in the amortization of deferred revenue was primarily due to completion of the primary contract term for the Pacific Bora in August 2014 and for the Pacific Mistral in February 2015, partially offset by the additional deferred revenue for the Pacific Sharav. Reimbursable revenues represent the gross amount earned related to costs for the purchase of supplies, equipment, personnel services and other services provided at the request of our clients that are beyond the initial scope of the drilling contract. The decrease in reimbursable revenues was the result of corresponding decreases in reimbursable costs incurred.
Contract drilling costs. The increase in contract drilling costs was primarily due to operations from our six operating drillships for the three months ended March 31, 2015, as compared to the comparable period of the prior year, for which only five drillships were operating.

The following table summarizes contract drilling costs:

	Three Months Ended March 31,
	2015	2014
	(in thousands)
Direct rig related operating expenses, net	$94,070	$82,695
Reimbursable costs	5,809	6,676
Shore-based and other support costs	9,307	8,385
Amortization of deferred costs	8,483	13,210
Total	$117,669	$110,966
Reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins. Excluding the impact of reimbursable costs, direct rig related operating expenses and shore-based and other support costs divided by the number of operating rig days were as follows:

	Three Months Ended March 31,
	2015	2014
	(in thousands, amounts per operating rig per day)
Direct rig related operating expenses, net	$174.2	$183.8
Shore-based and other support costs	17.2	18.6
Total	$191.4	$202.4
The decrease in direct rig related operating expenses per operating rig per day for the three months ended March 31, 2015, as compared to the same period in 2014 was attributable to a higher percentage of rigs operating in the Gulf of Mexico, which had a lower operating cost structure. The decrease in shore based support costs per operating rig per day was due to leveraging our shore based resources to service a larger fleet.
General and administrative expenses. The increase in general and administrative expenses was primarily related to planned employee headcount additions required to support our fleet of eight drillships completed throughout the year ended December 31, 2014, and non-recurring personnel costs for the three months ended March 31, 2015.
Depreciation expense. The increase in depreciation expense for the three months ended March 31, 2015, as compared to the same period in 2014, related to depreciation expense incurred on the Pacific Sharav.
Interest expense. The following table summarizes interest expense:

	Three Months Ended March 31,
	2015	2014
	(in thousands)
Interest	$(47,283)	$(44,287)
Realized losses on interest rate swaps	(2,402)	(997)
Capitalized interest	12,976	19,253
Interest expense	$(36,709)	$(26,031)
The increase in interest expense for the three months ended March 31, 2015, as compared to the same period of 2014, was due to a reduction in capitalized interest resulting from placing drillships under construction into service and higher interest from the additional drawn amounts on the SSCF, partially offset by the benefit to interest expense resulting from a lower overall average borrowing rate.
Other expense. The increase in other expense primarily related to currency exchange fluctuations.
Income taxes. In accordance with GAAP, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. The tax impacts of such unusual or infrequent items are treated discretely in the quarter in which they occur. During the three months ended March 31, 2015 and 2014, our effective tax rate was 3.4% and 22.6%, respectively. During the three months ended March 31, 2015, there was a discrete decrease in uncertain tax positions of $9.6 million. Excluding discrete items, our effective tax rate for the three months ended March 31, 2015 and 2014 was 19.7% and 22.4%, respectively.
The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues or at high effective tax rates versus pre-tax book income or at low effective tax rates and (c) our rig operating structures. Consequently, our income tax expense does not change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. The decrease in our effective tax rate (excluding discrete items) for the three months ended March 31, 2015 as compared to the three months ended March 31, 2014 primarily related to a decrease in the blend of income taxed in relatively high taxed jurisdictions versus low taxed jurisdictions.
Liquidity and Capital Resources
Liquidity
As of March 31, 2015, we had $132.9 million of cash and cash equivalents. Subsequently, as of May 1, 2015, we have drawn another $85.0 million under the SSCF, while the remaining $15.0 million in undrawn SSCF availability will expire on May 8, 2015. We also repaid $80.0 million under our 2014 Revolving Credit Facility. Consequently, as of May 1, 2015, we have access to $300.0 million under our 2013 Revolving Credit Facility and $250.0 million under our 2014 Revolving Credit Facility. We will also have access to an incremental $150.0 million available under our 2014 Revolving Credit Facility once the Pacific Zonda has been delivered and we have entered into a satisfactory drilling contract in accordance with terms under the 2014 Revolving Credit Facility.
Our liquidity requirements include meeting ongoing working capital needs, repaying our outstanding indebtedness and funding anticipated capital expenditures, which are largely comprised of our final payment to SHI for the Pacific Zonda, and maintaining adequate credit facilities or cash balances to compensate for the effects of fluctuations in operating cash flows. Our ability to meet these liquidity requirements will depend in large part on our future operating and financial performance. Primary sources of funds for our short-term liquidity needs will be cash flow generated from operating and financing activities, which includes availability under the facilities outlined above. Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs. We believe that our cash on hand and cash flows generated from operating activities and our existing credit facilities will provide sufficient liquidity over the next twelve months to fund our working capital needs, scheduled payments on our long-term debt and capital expenditures. We expect to fund our long-term liquidity requirements from operating and financing activities.
Share Repurchase Program
In 2014, our shareholders approved a share repurchase program for the repurchase of 8.0 million shares of our common stock through May 20, 2016. In addition, we have proposed for approval by shareholders at our upcoming annual general meeting of shareholders the authorization to purchase up to 10.0 million shares of our common stock through May 2017. Under the share repurchase program, we may purchase shares through financial intermediaries or in transactions on the open market; however, we are not obligated to repurchase any dollar amount or specific number of shares. The Board of Directors has currently authorized the expenditure of up to $30.0 million for repurchases under the initial share repurchase program. Subject to having sufficient available free reserves in our share premium account, and in the Board's discretion with respect to uses of cash and our financial position at the time, we may use available cash on hand to purchase shares under our share repurchase program. As of May 1, 2015, we had repurchased 7.1 million shares of our common stock for a total of $29.3 million at an average price of $4.10 per share.
Capital Expenditures and Working Capital Funding
The SHI contract for the Pacific Zonda provides for a purchase price of approximately $517.5 million for the acquisition of the vessel, payable in installments during the construction process, of which we have made payments of approximately $181.1 million through March 31, 2015.
We expect the project cost for the Pacific Zonda to be approximately $634.1 million. The estimate of the project costs includes commissioning and testing and other costs related to the drillship, but excludes capitalized interest. As of March 31,

2015, there were approximately $393.9 million of remaining project costs for the Pacific Zonda of which approximately $336.4 million is the remaining contractual commitment to SHI. We expect to finance the remaining project costs for the Pacific Zonda throughout the remainder of 2015 with a combination of our existing cash balances, future operating cash flows and financing available under the existing credit facilities.
Sources and Uses of Cash
The following table provides a comparison of our net cash provided by operating activities for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31,
	2015	2014	Change
	(in thousands)
Cash flow from operating activities:
Net income	$51,730	$22,230	$29,500
Depreciation expense	57,072	46,154	10,918
Amortization of deferred revenue	(22,689)	(28,008)	5,319
Amortization of deferred costs	8,483	13,210	(4,727)
Amortization of deferred financing costs	2,725	2,578	147
Amortization of debt discount	227	173	54
Deferred income taxes	(5,507)	(12)	(5,495)
Share-based compensation expense	3,107	1,966	1,141
Changes in operating assets and liabilities, net	52,788	64,541	(11,753)
Net cash provided by operating activities	$147,936	$122,832	$25,104
The increase in net cash provided by operating activities was primarily due to increased revenues and associated collections from our clients, including the impact from the Pacific Sharav commencing operations on August 27, 2014.
The following table provides a comparison of our net cash used in investing activities for the three months ended March 31, 2015 and March 31, 2014:

	Three Months Ended March 31,
	2015	2014	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(57,503)	$(88,826)	$31,323
Net cash used in investing activities	$(57,503)	$(88,826)	$31,323
The decrease in capital expenditures resulted primarily from decreased newbuild drillship construction activities.
The following table provides a comparison of our net cash used in financing activities for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31,
	2015	2014	Change
	(in thousands)
Cash flow from financing activities:
Net proceeds (payments) from shares issued under share-based compensation plan	$(42)	$750	$(792)
Proceeds from long-term debt	180,000	—	180,000
Payments on long-term debt	(288,375)	(1,875)	(286,500)
Payments for financing costs	(500)	(500)	—
Purchases of treasury shares	(16,442)	—	(16,442)
Net cash used in financing activities	$(125,359)	$(1,625)	$(123,734)

The increase in cash used in financing activities during the three months ended March 31, 2015, as compared to the same period of 2014, resulted from the repayment of $286.5 million for the 2015 Senior Unsecured Bonds at maturity, partially offset by $180.0 million drawn under the 2014 Revolving Credit Facility and $16.4 million used to purchase treasury shares.
Description of Indebtedness
8.25% Senior Unsecured Bonds due 2015. On February 23, 2015, we repaid the $286.5 million outstanding principal amount of and accrued interest on the 2015 Senior Unsecured Bonds.
7.25% Senior Secured Notes due 2017. In November 2012, Pacific Drilling V Limited, an indirect, wholly-owned subsidiary of the Company, completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due 2017. The 2017 Senior Secured Notes were sold at 99.483% of par, bear interest at 7.25% per annum, which is payable semiannually on June 1 and December 1, and mature on December 1, 2017.
Senior Secured Credit Facility Agreement. On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, and the Company, as guarantor, entered into a senior secured credit facility agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem.
5.375% Senior Secured Notes due 2020. On June 3, 2013, we completed a private placement of $750.0 million in aggregate principal amount of 5.375% Senior Secured Notes due 2020. The 2020 Senior Secured Notes were sold at par, bear interest at 5.375% per annum, which is payable semiannually on June 1, and December 1, and mature on June 1, 2020.
Senior Secured Term Loan B due 2018. On June 3, 2013, the Company entered into a $750.0 million senior secured term loan. The maturity date for the Senior Secured Term Loan B is June 3, 2018.
2013 Revolving Credit Facility. On June 3, 2013, we entered into a senior secured revolving credit facility with an aggregate principal amount of up to $500.0 million (permits loans to be extended up to a maximum sublimit of $300.0 million and permits letters of credit to be issued up to a maximum sublimit of $300.0 million).
2014 Revolving Credit Facility. On October 29, 2014, we entered into a revolving credit facility with an aggregate principal amount of up to $500.0 million (limited to a maximum of $350.0 million prior to delivery of the Pacific Zonda and entering into a satisfactory drilling contract for the drillship).
See Note 4 to the unaudited condensed consolidated financial statements and Note 4 to our consolidated financial statements included in our 2014 Annual Report.
Custom Bonds
As of March 31, 2015, we were contingently liable under certain performance, bid and custom bonds totaling approximately $224.2 million issued as security in the normal course of our business. See Note 7 to the unaudited condensed consolidated financial statements.
Derivative Instruments and Hedging Activities
We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. See Note 5 to the unaudited condensed consolidated financial statements.
Off-Balance Sheet Arrangements
Currently, we do not have any off-balance sheet arrangements.

Contractual Obligations
The table below sets forth our contractual obligations as of March 31, 2015:

	Remaining nine months	For the years ending December 31,
Contractual Obligations	2015	2016-2017	2018-2019	Thereafter	Total
	(in thousands)
Long-term debt(a)	$80,625	$665,000	$1,635,417	$750,000	$3,131,042
Interest on long-term debt(b)	126,062	323,620	161,005	17,020	627,707
Operating leases	1,745	4,501	4,209	10,223	20,678
Purchase obligations(c)	138,431	13,591	—	—	152,022
High-specification drillships(d)	336,383	—	—	—	336,383
Total contractual obligations(e)	$683,246	$1,006,712	$1,800,631	$777,243	$4,267,832
__________________________________

(a)	Includes current maturities of long-term debt. Amounts are based on principal balances excluding debt discounts.

(b)
Interest payments are based on our existing outstanding borrowings. It is assumed there is not a refinancing of existing long-term debt and there are no prepayments. For fixed rate debt, interest has been calculated using stated rates. For variable rate LIBOR based debt, interest has been calculated using current LIBOR as of March 31, 2015 and includes the impact of our outstanding interest rate swaps. Interest on the SSCF is based on existing outstanding borrowings of $879.2 million as of March 31, 2015. As such, interest on long-term debt as presented in the table above excludes the impact of additional interest under the SSCF incurred following the drawdown of an additional $85.0 million as of May 1, 2015. Under our 2013 Revolving Credit Facility, we record interest expense for fees on undrawn commitments and unused letter of credit capacity, which totaled approximately $500.0 million as of March 31, 2015, while any outstanding letters of credit accrue interest at a different rate. Interest on long-term debt as presented in the table above excludes the impact of additional interest that will be incurred under our 2013 Revolving Credit Facility if the Company issues any letters of credit or borrows under the $300.0 million revolving sub-limit. Interest on our 2014 Revolving Credit Facility is based on existing outstanding borrowings of $180.0 million and interest expense for fees on undrawn commitments of $320.0 million as of March 31, 2015 and excludes the impact of subsequent repayment of $80.0 million as of May 1, 2015 and the impact of additional interest that will be incurred under our 2014 Revolving Credit Facility for any incremental borrowings under the facility.

(c)
Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.

(d)	Amounts for high-specification drillships include amounts due under construction contract.

(e)
Contractual obligations do not include approximately $17.9 million of liabilities from unrecognized tax benefits related to uncertain tax positions, inclusive of interest and penalties, included on our condensed consolidated balance sheet as of March 31, 2015. We are unable to specify with certainty the future periods in which we may be obligated to settle such amounts.

Some of the figures included in the table above are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables because the estimates and assumptions are subjective.

Critical Accounting Estimates and Policies
The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.
For a discussion of the critical accounting policies and estimates that we use in the preparation of our unaudited condensed consolidated financial statements, see Item 5, “Operating and Financial Review and Prospects—Critical Accounting Estimates and Policies” in our 2014 Annual Report. During the three months ended March 31, 2015, there have been no material changes to the judgments, assumptions and estimates upon which our critical accounting estimates are based. Significant accounting policies and recently issued accounting standards are discussed in Note 2 to our unaudited condensed consolidated financial statements in this Quarterly Report and in Note 2 to our consolidated financial statements included in our 2014 Annual Report.

FORWARD-LOOKING STATEMENTS
This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Where any forward-looking statement includes a statement about the assumptions or bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward-looking statements can be identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” "our ability to," “plan,” “predict,” “project,” “subject to,” “will” and similar terms and phrases, and negatives of such terms and phrases, including references to assumptions. Forward-looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this Quarterly Report. These risks include the risks that are identified in the “Risk Factors” section of our 2014 Annual Report, and also include, among others, risks associated with the following:

•
the global oil and gas market and its impact on demand for our services, including supply and demand for oil and gas, general global economic conditions and expectations regarding future energy prices;

•
the offshore drilling market, including supply and demand for high-specification drillships, reduced expenditures by oil and natural gas exploration and production companies, costs related to stacking of rigs and reduced oil prices;

•	our ability to enter into and negotiate favorable terms for future client contracts or extensions;

•	competition within our industry, including oversupply of rigs competing with our rigs;

•	our limited number of assets and small number of clients;

•	our substantial level of indebtedness;

•	our ability to pay dividends or make distributions as and when and in the amount forecasted;

•	our ability to incur additional indebtedness and compliance with restrictions and covenants in our debt agreements;

•	termination, cancelation or renegotiation of our client contracts;

•	delays and cost overruns in construction projects and rig deliveries;

•	operating hazards in the oilfield services industry;

•	unplanned downtime or repairs of our drillships;

•	our levels of operating and maintenance costs;

•	the volatility of the price of our common shares;

•	non-compliance with the Foreign Corrupt Practices Act or any other anti-bribery laws;

•	non-compliance with governmental, tax, permitting, environmental and safety regulations;

•	restrictions on offshore drilling;

•	strikes and work stoppages;

•	timely access to spare parts equipment or personnel required to maintain and service our fleet;

•	corruption, militant activities, political instability, public health threats, ethnic unrest and regionalism in Nigeria and other countries where we may operate;

•	cybersecurity risks and threats;

•	changes in tax laws, treaties or regulations;

•	our ability to attract and retain skilled workers on commercially reasonable terms;

•	our dependence on key personnel;

•	adequacy of insurance coverage in the event of a catastrophic event;

•	our relatively limited operating history;

•	our ability to obtain indemnity from clients;

•	effects of new products and new technology in our industry;

•	our incorporation under the laws of Luxembourg and the limited rights to relief for shareholders that may be available compared to other countries, including the United States; and

•	potential conflicts of interest between our controlling shareholder and our public shareholders.
Any forward-looking statements contained in this Quarterly Report should not be relied upon as predictions of future events. No assurance can be given that the expectations expressed in any forward-looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is not realized. You should thoroughly read this Quarterly Report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this Quarterly Report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and in “Risk Factors” in our 2014 Annual Report. Additionally, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the forward-looking statements by these cautionary statements.
Readers are cautioned not to place undue reliance on the forward-looking statements contained in this Quarterly Report, which represent the best judgment of our management. Such statements, estimates and projections reflect various assumptions made by us concerning anticipated results, which are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and which may or may not prove to be correct. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 3 — Quantitative and Qualitative Disclosure about Market Risk
We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We have entered, and in the future may enter, into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.
Interest Rate Risk. We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. See Note 5 and Note 6 to the unaudited condensed consolidated financial statements. As of March 31, 2015, our net exposure to floating interest rate fluctuations on our outstanding debt was $513.5 million, based on floating rate debt of $1,626.0 million less the $1,112.5 million notional principal of our floating to fixed interest rate swaps. Our net exposure to floating interest rate fluctuations excludes the 2013 Revolving Credit Facility as no amounts were borrowed under the facility subject to floating interest rates as of March 31, 2015. A 1% increase or decrease to the overall variable interest rate charged to us on our net floating interest rate exposure would increase or decrease our interest expense by approximately $5.1 million on an annual basis as of March 31, 2015.
Foreign Currency Exchange Rate Risk. We are exposed to foreign exchange risk associated with our international operations. For a discussion of our foreign exchange risk, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2014 Annual Report. There have been no material changes to these previously reported matters during the three months ended March 31, 2015.

PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
See Note 7 to the unaudited condensed consolidated financial statements.
Item 1A — Risk Factors

In addition to the other information set forth in this report, you should carefully consider the risk factors previously disclosed under Item 3, “Risk Factors” in our 2014 Annual Report, which could materially affect our business, financial condition or future results. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or future results.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 — Defaults Upon Senior Securities
None.
Item 4 — Mine Safety Disclosures
Not applicable.
Item 5 — Other Information
None.
Item 6 — Exhibits
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated:	May 5, 2015	By	/s/ Paul T. Reese
Paul T. Reese
Chief Financial Officer